SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

VBI Vaccines Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

91822J 202

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J 202

(1)	Name of reporting persons Perceptive Advisors LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,261,710
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,261,710

(11)	Aggregate amount beneficially owned by each reporting person 1,261,710
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 4.4%
(14)	Type of reporting person IA

CUSIP No. 91822J 202

(1)	Name of reporting persons Joseph Edelman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,261,710
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,261,710

(11)	Aggregate amount beneficially owned by each reporting person 1,261,710
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 4.4%
(14)	Type of reporting person IN

CUSIP No. 91822J 202

(1)	Name of reporting persons Perceptive Life Sciences Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,261,710
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,261,710

(11)	Aggregate amount beneficially owned by each reporting person 1,261,710
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 4.4%
(14)	Type of reporting person CO

CUSIP No. 91822J 202

(1)	Name of reporting persons Perceptive Credit Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person PN

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 28,432,275 outstanding Common Shares as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Persons have not effected any transactions in the Issuer’s shares of Common Shares in the past 60-days.

(d)	Not applicable.

(e)	On April 16, 2024, the Reporting Persons ceased being holders of 5% or more of the outstanding shares of the Issuer’s Common Shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 17, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE CREDIT HOLDINGS, LP

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member